July 18, 2019

Gerri A. Henwood
Chief Executive Officer
Recro Enterprises, Inc.
490 Lapp Road
Malvern, PA 19355

       Re: Recro Enterprises, Inc.
           Draft Registration Statement on Form 10
           Submitted June 24, 2019
           CIK No. 0001780097

Dear Ms. Henwood:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10

Exhibit 99.1
Our Product Candidates, page 11

1. We note that you received a second CRL from the FDA. Please revise to briefly discuss the FDA's concerns and your plans to address such concerns to include the anticipated timing and capital requirements necessary to execute such plans.
Our product candidates may cause adverse events, page 22

2. We note your disclosure here that your "[c]linical studies conducted with IV meloxicam and other product candidates have generated some AEs, and in some cases serious adverse effects, or SAEs." We also note the Study REC-15-015 and Safety Study sections on
 Gerri A. Henwood
FirstName LastNameGerri A. Henwood
Recro Enterprises, Inc.
Comapany NameRecro Enterprises, Inc.
July 18, 2019
July 18, 2019 Page 2
Page 2
FirstName LastName
         pages 80-81 reference the occurrence of certain SAEs. Please clarify whether the SAEs were treatment-related. In addition, in all three sections, to the extent either the SAEs were treatment-related or their cause remains undetermined, please revise to disclose the serious adverse effects that were observed in the respective trials. Unaudited Pro Forma Combined Financial Statements, page 62

3. Adjustment (A) on page 65 gives effect to the $13 million in cash funding that Recro plans to provide to Enterprises upon the completion of the Separation. Tell us how you considered whether this adjustment was factually supportable for purposes of including in pro forma financial statements.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview
Results of Operations, page 69

4. For each of the periods presented, please quantify each factor noted for the increase and/or decrease in research and development and general and administrative expenses.
Our Other Pipeline Candidates, page 82

5. For each product candidate, please revise to discuss their development status in greater detail.
Intellectual Property, page 83

6. We note under the license agreement with Cornell that you are obligated to pay an annual license maintenance fee and an annual minimum royalty amount. Please revise to disclose a general range of these payment amounts.
7. We note under the license agreement with Orion that you may be obligated to pay
         Orion lump sum payments upon the achievement of certain development and commercial milestones. Please revise to disclose the aggregate amount of these payments.
Description of Enterprises Capital Stock, page 130

8. We note your disclosure that the summaries are qualified in their entirety by reference, in part, to the applicable provisions of the PBCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly. Please refer to Securities Act Rule 411(a).
Notes to the Combined Financial Statements
(4) Acquisitions
Gainsville Facility and Meloxicam, page F-30

9. With regards to the Warrant Agreement with Alkermes, you disclose that the warrant
 Gerri A. Henwood
Recro Enterprises, Inc.
July 18, 2019
Page 3
         associated with the Gainsville transaction remains on the Recros Consolidated Balance
         Sheets as the equity plan is held at the corporate level. Please clarify if you have allocated any portion of the warrant to the company, and explain why or why not.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameGerri A. Henwood                           Sincerely,
Comapany NameRecro Enterprises, Inc.
                                                             Division of
Corporation Finance
July 18, 2019 Page 3                                         Office of
Healthcare & Insurance
FirstName LastName